FIRST AMENDMENT TO
                        ADMINISTRATIVE SERVICES AGREEMENT

This First Amendment ("Amendment") to the Administrative Services Agreement ("Agreement") dated as of March 1, 1999 between ICON Funds (the "Trust") and Meridian Investment Management Corporation ("Meridian") is effective as of September 1, 2003.

Meridian and the Trust hereby amend Exhibit B to the Agreement as follows:

I. FEE SCHEDULE

The Funds of the Trust shall pay the Administrator the following fee per year per Portfolio base, computed on a daily basis and paid on a monthly basis. For purposes of each daily calculation of this fee, the most recently determined net asset value of each Portfolio, as determined by a valuation made in accordance with the Trust's procedure for calculating each Portfolio's net asset value as described in the Funds' Prospectuses and/or Statements of Additional Information, shall be used. The fee is payable on the first business day following the end of each month.

AVERAGE VALUE OF DAILY NET ASSETS                            ANNUAL RATE

Assets up to One Billion Five Hundred Million Dollars           0.050%
Assets over One Billion Five Hundred Million Dollars            0.045%

All other terms of the Agreement shall remain in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

ICON FUNDS                                 MERIDIAN INVESTMENT MANAGEMENT
                                           CORPORATION


By: /s/ Andra C. Ozols                     By:  /s/ Erik L. Jonson
    ---------------------------                 --------------------------
Name: Andra C. Ozols                       Name: Erik Jonson
Title: Vice President & Secretary          Title:  Vice President & CFO